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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

LCC International, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

501810 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 1 of 10 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rajendra Singh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER
		Not applicable
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		4,807,577 shares of Class A Common Stock*
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		N/A

	8	SHARED DISPOSITIVE POWER
		4,807,577 shares of Class A Common Stock*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,807,577 shares of Class A Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ] (See Instructions)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.7%**

12	TYPE OF REPORTING PERSON (See Instructions)

IN

* Includes 4,727,577 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 70.8% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neera Singh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER
		Not applicable
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		4,807,577 shares of Class A Common Stock*
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		N/A

	8	SHARED DISPOSITIVE POWER
		4,807,577 shares of Class A Common Stock*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,807,577 shares of Class A Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ] (See Instructions)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.7%**

12	TYPE OF REPORTING PERSON (See Instructions)

IN

* Includes 4,727,577 shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 70.8% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cherrywood Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Kansas, United States

	5	SOLE VOTING POWER
		Not applicable
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		4,637,577 shares of Class A Common Stock*
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		N/A

	8	SHARED DISPOSITIVE POWER
		4,637,577 shares of Class A Common Stock*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,637,577 shares of Class A Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ] (See Instructions)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%**

12	TYPE OF REPORTING PERSON (See Instructions)

CO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 70.3% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Telcom Ventures, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	5	SOLE VOTING POWER
		Not applicable
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		4,637,577 shares of Class A Common Stock*
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		N/A

	8	SHARED DISPOSITIVE POWER
		4,637,577 shares of Class A Common Stock*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,637,577 shares of Class A Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ] (See Instructions)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%**

12	TYPE OF REPORTING PERSON (See Instructions)

OO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 70.3% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RF Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]
Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	5	SOLE VOTING POWER
		Not applicable
NUMBER OF
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		4,637,577 shares of Class A Common Stock*
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH		N/A

	8	SHARED DISPOSITIVE POWER
		4,637,577 shares of Class A Common Stock*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,637,577 shares of Class A Common Stock*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ] (See Instructions)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%**

12	TYPE OF REPORTING PERSON (See Instructions)

OO

* Consists entirely of shares of Class B Common Stock that may be converted into an equal number of shares of Class A Common Stock within 60 days.

** Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for shareholder vote. Accordingly, the Reporting Person has 70.3% of the combined voting power of the Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer:

LCC International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

7925 Jones Branch Drive
McLean, Virginia 22102

Item 2.	(a)	Name of Persons Filing:

Rajendra Singh
Neera Singh
Cherrywood Holdings, Inc.
Telcom Ventures, L.L.C.
RF Investors, L.L.C.

Rajendra and Neera Singh are husband and wife. Cherrywood Holdings, Inc., Telcom Ventures L.L.C. and RF Investors, L.L.C. are controlled by Rajendra and Neera Singh.

	(b)	Address of Principal Business Office or, if none, Residence:

Same address for each filing person:
7925 Jones Branch Drive
Suite 4200
McLean, Virginia 22102

	(c)	Citizenship:

Rajendra Singh — United States
Neera Singh — United States
Cherrywood Holdings, Inc. — a Kansas corporation
Telcom Ventures, L.L.C. — a Delaware limited liability company
RF Investors, L.L.C. — a Delaware limited liability company

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

501810 10 5

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

As of December 31, 2003:

(a) Amount beneficially owned:

Rajendra and Neera Singh beneficially own in the aggregate 4,807,577 shares of Class A Common Stock. These shares consist of (i) 40,000 shares of Class A Common Stock held by Rajendra and Neera Singh, (ii) 40,000 shares of Class A Common Stock that may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Employee Stock Option Plan, (iii) 4,637,577 shares of Class B Common Stock of the Issuer held by RF Investors, L.L.C., which may be converted into an equal number of shares of Class A Common Stock within 60 days, and (iv) 90,000 shares of Class B Common Stock which may be acquired within 60 days pursuant to options granted to Rajendra and Neera Singh under the Issuer’s Director Stock Option Plan, and which shares of Class B Common Stock may be converted into an equal number of shares of Class A Common Stock within 60 days.

Telcom Ventures, L.L.C., through its control of RF Investors, L.L.C., also may be deemed to beneficially own the 4,637,577 shares of Class B Common Stock held by RF Investors, L.L.C. Cherrywood Holdings, Inc., through its control of Telcom Ventures L.L.C., also may be deemed to beneficially own the 4,637,577 shares of Class B Common Stock held by RF Investors, L.L.C.

Rajendra and Neera Singh and certain Singh Child Family Trusts own all of the outstanding capital stock of Cherrywood Holdings, Inc. Cherrywood Holdings, Inc., in turn, owns 100% of the equity interests of Telcom Ventures, L.L.C. with respect to Telcom Ventures, L.L.C.’s investment in RF Investors, L.L.C. Telcom Ventures, L.L.C. owns 99.248% of the equity interests of RF Investors, L.L.C. The remaining 0.752% of the equity interests of RF Investors, L.L.C. are owned by Cherrywood Holdings, Inc.

Each outstanding share of Class B Common Stock entitles its owner to ten votes on any matter presented for a shareholder vote. The Class B Common Stock votes together with the Class A Common Stock on all matters presented for a shareholder vote. Accordingly, Rajendra Singh and Neera Singh, through their control of Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C., have 70.8% of the combined voting power of the Issuer’s Class A and Class B Common Stock.

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 8 of 10 Pages

(b)	Percent of class of Class A Common Stock:

Rajendra and Neera Singh beneficially own in the aggregate 19.7% of Class A Common Stock, which includes the 19.1% of the Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C.

See Item 4(a) regarding Class B Common Stock ownership and the resulting voting power of Rajendra and Neera Singh.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote:

Not applicable

(ii)	Shared power to vote or to direct the vote:

Rajendra and Neera Singh share the power to vote 4,807,577 shares of Class A Common Stock, which includes the 4,637,577 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.

See Item 4(a) regarding Class B Common Stock ownership.

(iii)	Sole power to dispose or direct the disposal of:

Not applicable

(iv)	Shared power to dispose or direct the disposal of:

Rajendra and Neera Singh share the power to dispose 4,807,577 shares of Class A Common Stock, which includes the 4,637,577 shares of Class A Common Stock beneficially owned by Cherrywood Holdings, Inc., Telcom Ventures, L.L.C. and RF Investors, L.L.C. that may be acquired upon the conversion of an equal number of shares of Class B Common Stock.

See Item 4(a) regarding Class B Common Stock ownership.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 9 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Except as set forth in this Amendment No. 8 to Schedule 13G, no person owns more than 5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 501810 10 5	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to Schedule 13G is true, complete and correct.

Dated: February 10, 2004

RAJENDRA SINGH

/s/ Rajendra Singh

Rajendra Singh

NEERA SINGH

/s/ Neera Singh

Neera Singh

CHERRYWOOD HOLDINGS, INC.

By:	/s/ Rajendra Singh

Name:	Rajendra Singh
Title:	President

TELCOM VENTURES, L.L.C.

By:	/s/ Rajendra Singh

Name:	Rajendra Singh
Title:	President

RF INVESTORS, L.L.C.

By:	/s/ Hal B. Perkins

Name:	Hal B. Perkins
Title:	Assistant Secretary and General Counsel